

Mail Stop 3030

September 16, 2009

<u>Via U.S. Mail</u>

Mr. Jeffrey A. Cook
Chief Financial Officer
Presstek, Inc.
10 Glenville Street
Greenwich, Connecticut 06831

> **Re:**	**Presstek, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **File No. 000-17541**

Dear Mr. Cook:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief